

July 1, 2015

George Martinez
Chairman and Chief Executive Officer
Allegiance Bancshares, Inc.
8727 West Sam Houston Parkway North, Suite 210
Houston, TX 77040

> **Re:** **Allegiance Bancshares, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted June 18, 2015**
> **CIK No. 0001642081**

Dear Mr. Martinez:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   We note that Article XIII of your Amended and Restated Certificate of Formation, filed as Exhibit 3.1, includes an exclusive forum provision. Please include disclosure in the Description of Capital Stock and Risk Factor sections regarding this exclusive forum provision and discuss the effect of such provision on investors.

Please contact David Lin at (202) 551-3552 or me at (202) 551-3464 with any questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney

cc: Courtney Theriot
        Jason M. Jean, Esq.